UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

COMMISSION FILE NUMBER 001-34041

Evotec SE
(Translation of registrant’s name into English)

Essener Bogen 7

22419 Hamburg

Germany

Tel: +49 40 560810
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 15, 2026, Evotec SE (the “Company”) submitted a press release announcing new Chief Scientific Officer attached hereto as Exhibit 99.1. The Company also issued a voting rights notification, which is attached hereto as Exhibit 99.2.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Evotec Appoints Dr. Joanna Holbrook as Chief Scientific Officer and Member of the Management Board
99.2	Notification of Major Holdings

SIGNATURE

Pursuant to the requirements, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec SE

By:	/s/ Christian Wojczewski
	Name:	Christian Wojczewski
	Title:	Chief Executive Officer

Date: October 15, 2026